News Release TSX-V: PDO 10-04 February 1, 2010

BIGWAVE OIL AND GAS JOINT VENTURE ACTIVELY DEVELOPING

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that The Bigwave Prospect continues to develop on a positive note with the completion of the detailed engineering necessary to Frac the recently drilled horizontal well (see Portal Press Release 09-11 dated October 6, 2009; Portal Completes Oil Drilling in Alberta). The JV Partners, having reviewed these data, are optimistic as to the presence of producible hydrocarbons.

The Joint Venture operating company Bigwave Exploration Inc. has completed its reorganization from a limited liability partnership to a private corporation and is now actively pursuing the completion of the well. Portal expects to have this well completed by the end of the first quarter 2010.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources. Portal holds a 22% direct interest in the Bigwave JV in eastern Alberta, Canada that controls a footprint of 16.75 square miles of land covering an oil source sand-shale sequence with several potential reservoirs. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net